EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six months ended
	June 30,

	2005	2004

	(dollars are in
	millions)
Net income	$1,098	$903
Income tax expense	555	466

Income before income tax expense	1,653	1,369

Fixed charges:
Interest expense	2,166	1,415
Interest portion of rentals(1)	30	27

Total fixed charges	2,196	1,442

Total earnings as defined	$3,849	$2,811

Ratio of earnings to fixed charges	1.75	1.95
Preferred stock dividends(2)	55	54
Ratio of earnings to combined fixed charges and preferred stock dividends	1.71	1.88

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.